NYSE Amex LLC

DETERMINATION AND NOTIFICATION OF REMOVAL FROM LISTING

AND/OR REGISTRATION UNDER SECTION 12(b) OF THE

SECURITIES EXCHANGE ACT OF 1934

Attachment to Form 25

April 23, 2009

NYSE Amex LLC (the “Exchange”) pursuant to Section 12(d) of the Securities Exchange Act of 1934 and Rule 12d2-2(b) promulgated thereunder by the Securities and Exchange Commission (the “SEC” or the “Commission”), has determined to strike from listing and registration on the Exchange, the following:

Asia Time Corporation

Common Stock, $0.0001 Par Value

Commission File Number – 001-33956

1.

The standards of the Exchange provide, among other things, that consideration may be given to the removal of a security when: (i) the financial condition and/or operating results of the issuer appear to be unsatisfactory; (ii) the issuer has failed to comply with its listing agreements with the Exchange; or (iii) any other event shall occur or any condition shall exist which makes further dealings on the Exchange unwarranted.

In applying these standards, the Exchange gives consideration to delisting the securities of a company that is not in compliance with or is subject to:

(a)

Section 132(a) of the NYSE Amex LLC Company Guide (the “Company Guide”) which requires issuers to comply with the Exchange’s timely disclosure policies and related notice requirements;

(b)

Sections 134 and 1101 of the Company Guide which state that issuers are required to file information, documents and reports with the SEC on a timely basis;

(c)

Section 603 of the Company Guide which states that issuers are required to notify the Exchange if it changes independent accountants;

(d)

Section 1003(d) of the Company Guide which states that the Exchange will normally consider suspending dealings with or removing from the list, the securities of an issuer that fails to comply with its listing agreements and/or SEC requirements in any material respect;

(e)

Section 1003(f)(iii) of the Company Guide which provides that a company may be suspended from dealings on the Exchange if it or its management engages in operations which, in the opinion of the Exchange, are contrary to the public interest; and

(f)

Section 1202(b) of the Company Guide which states that an issuer that receives notice from the Exchange of its determination to prohibit the continued listing of the issuer’s securities must make a public announcement through the news media that it has received such notice.

2.

The Common Stock (the “Common Stock”) of Asia Time Corporation (the “Company” or “Asia Time”) does not qualify for continued listing for the following reasons:

(a)

Asia Time failed to timely file its annual report on Form 10-K for the year ended December 31, 2008.1

(b)

Notwithstanding the fact that Asia Time’s independent accountant, Dominic K.F. Chan & Co., submitted its notice of resignation on March 6, 2009, the Company did not make the required disclosure under Item 4.01 of Form 8-K, as required pursuant to its SEC filing obligations, nor did the Company provide notification to the Exchange of the aforementioned resignation.

(c)

Asia Time did not disclose receipt of the Exchange’s notice of delisting dated April 13, 2009, which is a violation of Section 1202(b) of the Company Guide.

(d)

Despite numerous attempts to contact the Company, Asia Time failed to respond to any of Staff’s requests, which is a material requirement of the Exchange.  The Company’s complete disregard for proper and timely communication with the Exchange is a material violation of its listing agreements and raises significant public interest concerns.  As such, the Company is not in compliance with Section 132(a) of the Company Guide and is also subject to delisting pursuant to Sections 1003(d) and 1003(f)(iii) of the Company Guide.

3.

In reviewing the eligibility of the Company’s Common Stock for continued listing, the Exchange has complied with its standards and procedures as follows:

(a)

By letter dated April 6, 2009, the Exchange advised Asia Time that the Company was not in compliance with Sections 134 and 1101 of the Company Guide, in that it failed to timely file its Form 10-K for the year ended December 31, 2008.  Pursuant to Section 1009 of the Company Guide, Asia Time was offered the opportunity to submit a plan of compliance advising the Exchange of action that it had taken or would take to regain compliance with Sections 134 and 1101 of the Company Guide by July 6, 2009.  Asia Time was further notified of its obligation to contact the Exchange by April 13, 2009 to confirm receipt of the letter, and indicate whether or not it intended to submit a plan of compliance.  The Company did not contact the Exchange on or prior to April 13, 2009, or at any time thereafter.

(b)

Subsequently, Staff became aware that the Company’s independent accountant had resigned on March 6, 2009.  However, the Company failed to make the proper public disclosure through its SEC filing obligations, nor did it notify the Exchange as required by Section 603 of the Company Guide.

(c)

On April 13, 2009, the Exchange notified Asia Time of its intention to initiate delisting proceedings against the Company, based on its failure to timely file required reports with the SEC and make necessary disclosure as well as its failure to contact the Exchange regarding these issues.  The Exchange notified Asia Time that such actions are material violations of its listing agreement and also contrary to the public interest, which constitute additional deficiencies pursuant to Sections 132(a) and 1003(d) of the Company Guide and Section 1003(f)(iii) of the Company Guide, respectively.  The Company was further notified that due to the nature and severity of the continued listing deficiencies, it was necessary and appropriate, in accordance with Commentary .01 to Section 1009 of the Company Guide, to truncate the continued listing evaluation and follow-up procedures as set forth in Section 1009 of the Company Guide and to move to immediately delist the securities from listing and registration on the Exchange (the “Staff Determination”).  The Company was also notified of its limited right, in accordance with Sections 1203 and 1009(d) of the Company Guide, to request a hearing before a Listing Qualifications Panel (“Panel”) within seven days of the Staff Determination, or by April 20, 2009.

(d)

The Company did not appeal the Staff Determination within the requisite time period or thereafter and was not otherwise in compliance with the Exchange’s continued listing standards.

Accordingly, the Exchange, having complied with all of its procedures, is authorized to file this application in accordance with Section 12 of the Securities Exchange Act of 1934 and the rules promulgated thereunder.

4.

In the opinion of the Exchange, all of the material facts relating to the reasons for this application are contained herein.

5.

The Exchange official whose signature is set forth below is duly authorized to file this application.

6.

In accordance with the provisions of Rule 12d2-2, the Exchange has issued public notice of its final determination to remove the Company’s securities from listing and/or registration by issuing a press release and posting notice on www.nyse.com/regulation.  Further, a copy of this application has been forwarded to Mr. Kai Shun Kwong, Chairman and Chief Executive Officer of Asia Time Corporation.

/s/

Janice O’Neill

Senior Vice President – Corporate Compliance
NYSE Regulation, Inc.

Footnotes

1 The Company also did not file a Form 12b-25, Notification of Late Filing, requesting a 15 day extension to complete the necessary filing.